UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15 A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Date of Report (Date of earliest event reported):  February 24th, 2011

COINLESS SYSTEMS, INC.
(Exact name of Registrant as specified in charter)

NEVADA	0-25127	91-1715373
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS EIN)

39 Acorn Ln
Hilton Head, SC 29928
(Address of principal executive offices)

Registrant's telephone number, including area code: 843 683-6477

   Common Shares
(Title of each class of securities covered by this Form)

None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 545*

Coinless Systems Inc. (the “Issuer”) hereby requests immediate withdrawal of its Request to terminate the registration of its common shares (no par value) under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the “Commission”) on February 24th, 2011 (the “Form 15”).

The Issuer believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors. The Issuer is withdrawing the Form 15 because, while it believes that the number of common shareholders was less than 500 on February 24, 2011, as is required under Section 12(g), it needs additional time to substantiate that belief.  Please note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Coinless Systems, Inc.

Date May 17, 2011	By:	/s/ Jeffrey DiGenova
Jeffrey DiGenova
Chief Executive Officer